[Letterhead of TravelCenters of America LLC]

December 10, 2012

VIA EDGAR AND FACSIMILE TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Andrew D. Mew, Accounting Branch Chief

Re:                          TravelCenters of America LLC

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 16, 2012

File No. 001-33274

Dear Mr. Mew:

We are hereby responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2012, in connection with the above-referenced Form 10-K (the “Form 10-K”) of TravelCenters of America LLC (the “Company”).

Your numbered comments with respect to the Form 10-K have been reproduced below in italicized text.  Our responses thereto are set forth immediately following the reproduced comment to which it relates.

Item 8. Financial Statements and Supplementary Data, page 55

Notes to Consolidated Financial Statements, page F-8

Note 1. Basis of Presentation, Business Description and Organization, page F-8

1.             Please tell us whether you have concluded that your operations represent a single operating segment or multiple operating segments that have been combined into a single reportable segment and expand your disclosure accordingly. See FASB ASC 280-10-50-21. If you have concluded that your operations represent a single operating segment, explain to us how you have applied the guidance in FASB ASC 280-10-50-1. Alternatively, if you have combined multiple operating segments into a single reportable segment, explain to us how you have applied the aggregation criteria per FASB ASC 280-10-50-11. As part of your response, please tell us about the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segment and assesses its performance.

United States Securities and Exchange Commission

December 10, 2012

Company Response:  We have concluded that our business represents a single operating segment.  In reaching this conclusion, we considered the guidance in ASC 280-10-50-1, which states that an operating segment is a component of a business (a) that engages in business activities from which it may earn revenues and incur expenses, (b) that has operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.

In our Company, the CODM is our chief executive officer.  Our CODM receives a number of financial reports but the data most regularly received and considered most relevant by our CODM when making resource allocation and performance assessment decisions is the results of our Company as a whole.  This is because of the following facts:  First, our business is providing goods and services to travelers along the U.S Interstate Highway System.  Second, the operations of our individual travel centers are largely integrated within each center and among our centers.  Third, we market our goods and services on an integrated basis.  Fourth, no individual travel center is material to our business, but the maintenance of a nationwide network is material to our business.

In marketing of our goods and services we emphasize our consistent nationwide offering of everything an interstate traveler may need for long interstate travel, including fuel, food, restrooms, showers, truck repair and maintenance services, entertainment (e.g. movies, videos, etc.) and other services.  Most of our marketing is directed at large national interstate trucking fleets.  Our national sales team often offers fuel and truck repair and maintenance services in packages.  Although our national sales team does not usually offer restaurant, store merchandise or driver amenities, the sales efforts regularly emphasize the availability of these goods and services as important parts of our full service travel center offer.

We have considered whether the presentation of our financial results of our business should be segmented by types of products or services sold, i.e., fuel and nonfuel, or even food services, truck repair and maintenance services, store merchandise, entertainment services, etc.  We determined these do not represent separate operating segments after considering the characteristics of an operating segment set forth in ASC 280-10-50-1.  Only limited financial information is available to our CODM for each of our types of products or services: while separately identified revenues and costs of products are available, many costs incurred in providing these goods and services (e.g. utilities, real estate taxes, maintenance, property rents, insurance, certain labor, etc.) are not attributed to these product or service offerings and the limited data available does not represent the profitability of each type of product or service offering at the levels considered relevant to the CODM, net income and EBITDAR.  Also, as discussed above, our sales efforts are not directed at selling each type of product or service separately but at selling a consistent nationwide combination of such products and services and our

United States Securities and Exchange Commission

December 10, 2012

CODM does not make resource allocation decisions based upon these individual products or services.  We have separately presented in our consolidated financial statements our fuel revenues, nonfuel revenues and franchise revenues in accordance with the guidance in Rule 5.03 of Regulation S-X because we believe this information may be useful to investors, especially because of the historical volatility of fuel revenues and the impact volatility can have on our reported revenues without similarly impacting our profitability, but this presentation does not reflect the manner in which we operate our business or in which our CODM makes resource allocation decisions.

We have also considered whether each of our travel centers should be identified as a separate operating segment because our CODM sometimes reviews the operating results of certain travel centers, particularly in the context of recently acquired travel centers.  We rejected such segment reporting because each individual travel center is not material to our business, because our CODM has consistently emphasized the importance to our business of offering consistent nationwide services to interstate truckers and making such services available on a nationwide basis and, most importantly, because our CODM does not regularly review the operating results of each individual travel center for purposes of resource allocation or performance assessment decisions.  Although our CODM may at times review site level data for an individual travel center or a group of travel centers, such reviews are not regular and do not cover all of our travel centers because the need to provide interstate truckers with consistent nationwide services is the overriding determinant of resource allocations.

We believe that the disclosures historically included in the description of our business in the footnotes to the consolidated financial statements and elsewhere in the Form 10-K do not create significant uncertainty that our operations represent a single operating segment and, therefore, are not misleading and are materially compliant with U.S. generally accepted accounting standards.  Nonetheless, in future periodic filings we will expand our disclosures to include the disclosures described in ASC 280-10-50-21, including a discussion of the Company’s conclusion that it operates as a single operating segment.

Note 19. Commitments and Contingencies, page F-39

Legal Proceedings, page F-41

2.             Please refer to your disclosure concerning Riverside County, the California State Water Resources Control Board and Comdata. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. See FASB ASC 450-20-50.

United States Securities and Exchange Commission

December 10, 2012

Company Response:  We will include an estimate, a range of estimates or statement that no estimate can be made in our future periodic filings, considering the guidance in FASB ASC 450-20-50.

We acknowledge that:

•              we are responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (440) 808-3265.

Very truly yours,

/s/ Andrew J. Rebholz

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Scott Stringer, Staff Accountant
Donna Di Silvio
Margaret R. Cohen, Esq.